Daniel Mendes, President
DRS Inc.
8245 SE 36th Street
 Mercer Island, Washington 98040

2 February 2009

Ms. Rolaine Bancroft
Special Counsel
United States Securities and
 Exchange Commission
Mail Stop 3561
Washington D.C. 20549

Re:	DRS Inc.
Registration Statement on Form S1/A
File No. 333-152419

Dear Ms. Bancroft:

We are writing to request an acceleration of the effectiveness of our Registration Statement under Rule 460 Distribution of Preliminary Prospectus and Rule 461 Acceleration of Effective Date of the Securities and Exchange Act.  We would like to request our Registration Statement on Form S1/A to be effective on Thursday, February 5, 2009, at 3:00 p.m. Eastern Standard Time.

Further, and pursuant to Rule 461, we acknowledge and understand the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your kind consideration regarding this matter.  Should you have any questions, or need further information, please do not hesitate to contact our attorney of record, Sharon D. Mitchell at (248) 515-6035.

With best regards,

/s/ Daniel Mendes
Daniel Mendes
President, DRS Inc.